Exhibit LL

INTERVENTION

DATE:                                                                 , 2008

The undersigned, Victoria Square Ventures Inc., as the acquiror of 40,884,302 class A common shares, 36,066,667 class P special shares and 11,300,000 Preferred Shares of Picchio Pharma Inc. (the “Shares Transferred”), from Power Technology Investment Corporation, hereby (i) intervenes in the Amended and Restated Shareholders Agreement by and among Power Technology Investment Corporation, FMRC Family Trust, Dr. Francesco Bellini and Picchio Pharma Inc. dated as of November 9, 2006 (the “Agreement”) and (ii) agrees that it is bound by the terms and conditions of the Agreement as if it were an additional original party thereto.

VICTORIA SQUARE VENTURES INC.

Per:  __________________________________________

POWER TECHNOLOGY INVESTMENT CORPORATION

Per:  __________________________________________